Filed by Legacy Reserves LP

(Commission File No. 1-33249)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Legacy Reserves Inc.

(Registration No. 333-224182)

2018 IPAA OGIS Presentation

Dan: Thanks, Al. Appreciate the introduction and thank you for your sponsorship here at IPAA OGIS. As Al mentioned my name is Dan Westcott. I’m the President and CFO at Legacy Reserves. It’s a pleasure to be here with you this morning. I’m seeing a few familiar faces, appreciate you guys joining us. I also see some new faces. I’m not sure how familiar you guys are with the story and so I want to make sure we kind of start from the beginning and give you guys context around the big transition that we announced two weeks ago. We’ve got a lot going on here in the shop. I want to make sure I give you context around those efforts and then also make sure we hammer home the kind of key takeaways for Legacy.

Got to start off with our disclosures. Given we’re currently in an offering from an SEC perspective, these are considered offering materials so the disclosures are thick and heavy and I encourage you to read those and take them seriously.

Starting off on page 3—so, who is Legacy? Legacy is a long-standing Midland, Texas-based operator. Our founding entities began in the Permian in Midland in the early 80s growing oil and gas assets and we went public in 2007. For those of you who know us, you know that we have a very large stable PDP base that generates meaningful cash flow. If you look at the map over here to your left and then look at the pie charts down below you’ll see our operating presence. On a reserves basis, so 6-to-1 basis, our reserves are about one-third Permian, one-third East Texas, and then Rockies and Mid-Con.

On the value, so from a value perspective, that shifts quite a lot. So again on proved reserves, so on SEC PV-10, we’re two-thirds Permian, and then pretty evenly split between East Texas and Rockies.

Thirdly, for those of you who are new to the story or haven’t looked at us in a couple of years, we have a very significant horizontal footprint in the Permian. Offers lots of opportunity and I want to make sure that you guys have a good understanding of all the opportunity that it presents us.

And then finally, two weeks ago today we announced our transition from an MLP to a C-Corp. I want to make sure we give you context around that. We believe that this transition will align our corporate structure with our practiced business model and really establish a platform for future growth. So let’s dive into the assets.

First, on our large-scale PDP, as I mentioned earlier it generates really meaningful free cash flow—it doesn’t require a lot of reinvestment. It’s 48 thousand Boes a day based on Q4 numbers. And as the table shows over here on your left, it declines at about 12% per annum on a weighted average basis. On an SEC PV-10 basis, that PDP is worth $1.1 billion, so quite large for a company of our size. This is the fuel; this is the cash flow generation that’s going to fund our horizontal development.

On top of those hedges, or excuse me, on top of that PDP, down below we have some good hedges in place. We’ve recently added a few additional counterparties, hedge counterparties. If you look at that on an oil basis for 2018 and ‘19, we have 63% and 15% of our ’18 and ’19 oil hedged, and on the gas side it’s even heavier, it’s 59% and 42% again on ’18 and in ’19 basis.

So if I were to stop here, if you took the map and the pie chart from page 3 and then you took this data from page 4, you could kind of stop the presentation right there and say “you know that’s pretty representative of who Legacy has been.” From its IPO, it’s a big stable PDP base, low-decline, highly predictable generating lots of free cash. And that was a great upstream MLP asset. But then we all know the downturn came, and with that downturn we needed to refocus that cash flow to reducing our leverage. As we started transitioning the company and thinking about who we are and what we were going to do in the downturn, we looked around us and our peers began to fail. If you look at page 5, the top of page 5, this shows the upstream MLP space and it hasn’t been a pretty picture. There was 13 upstream MLP’s at the height of the market and 11 of those have gone away – they have failed. With that failure we lost our investor base and we lost our access to yield-based equity capital. So, you’ll notice our name is not up there, and I’m still up here – we hung in. The reason I think we hung in is a testament to two things; number one I think it’s our high quality asset base and number two I think it’s a testament to the dedication of our employees and our operations folks. We hung in through this time period. If you look at this, I’m reminded of an H.G. Wells quote, some of you may know him, but he says: “Adapt or perish, now as ever, is nature’s inexorable imperative.”

We sat around as a management team and realized we need to change, we need to adapt. And so over a series of meetings and a good bit of time, we identified six key steps that we thought we would need in order to be successful:

Number 1, we needed to very quickly get our minds and arms around our land position, our Permian land potential. As PDP buyers, you know I can’t remember the number off hand, but we’ve made something like 130 acquisitions since going public in early 2007. But those were acquisitions of PDP, and when you buy PDP you’re not really looking at all of the unleased potential that you have, you’re really focused on making sure that you’re actually buying the PDP that you think you’re getting. So that step number 1 was really getting our minds around our land position.

Step number 2; we needed to continue to build out our technical team. The operational focus of producing PDP is definitely different than the technical prowess required to drill horizontal wells.

Number 3 – we needed liquidity. And we needed off balance sheet liquidity in a safeguarded structure, asset-level structure.

Number 4 – we needed to reduce leverage

Number 5 – we needed to control our costs, bring our costs down

And then lastly, if we can do all of those, lastly we needed to develop and implement a plan to transition from an Upstream MLP to a C-Corp.

As I advance the slide here, you see the bottom arrow—we succeeded. We succeeded. There’s a lot of points on that arrow, I won’t call them all out, but our team has done a tremendous job and I can stand here today really proud of the wide-ranging efforts that our team has done in order to get us where we are today.

We finish that talking about our horizontal, let’s dive into the actual success we’ve had. So, since we started our asset level funding program we’ve brought 47 wells online. Those 47 wells are from one side of the basin all the way to the other, right, so you’re in Lea County, New Mexico, and then you’re in Howard County, Texas, right, you are on the west side of the Permian all the way to the east side of the Permian. And of the 47 wells we’ve drilled, we’ve had tremendous success. You can put us up against anybody. I won’t read the data on the page, but I think it speaks well to our ability to adapt from an operational focus perspective. I would also point out as you guys are meeting with various companies this week or during this conference, the transition from single well development hold leases you know proved concepts to full on lease development. We’ll show it here in a second, but given our footprint, we’ve been doing full on lease development from the beginning. So our results are not representative of a single well here or a single well there, but really focused on maximizing the entire leasehold. Not printing a flashy number and so what that means and what that can cause is delays in your operational timing because the most effective way to produce the wells is to frac all eight of them at one given time. That creates a decent amount of lumpiness, but we find that it really maximizes the stimulation of the rock and increases our productivity across all of them – maybe not for the next well – but for all of the wells.

If you advance a slide here, we’ll move to slide 7. So this is a snapshot as of yearend of our identified operated horizontal locations. That first bullet point, I’ll point out, very little of this – let me start off—very, very little of this is actually in our SEC report. Like 16 of these locations are in our year end reserve report – we have a lot of unbooked potential. We have, you know as we measure at our current drilling pace, our two-rig drilling pace, it’s 23 years of inventory. We have almost 600 locations in the Permian, and we have over 250 locations in East Texas. Like most players in the market today, we continue to trade, I think our BD and land groups have done a tremendous job, increasing our lateral lengths, increasing our working interests in these opportunities, and I’ll point out that some of those, so when you look at this map this is not all of our ownership. We’ve got maps in prior presentations that show, you know, I think the color is orange, but it’s much bigger than this. This is what’s identified from an operated horizontal prospectivity perspective.

So, as you look at that, some of our trades that we’ve been doing recently has been for things that don’t even show up in these statistics. We’re trading, if you went back and looked at those other presentations, it’s orange blobs for bigger blue blobs. And that’s, put plainly, that is tremendous success and adding tremendous value to our company.

These efforts, so the efforts in getting to where we are today, have been phenomenal. We have really, really done a great job transitioning this company operationally, so from an asset perspective, from an operational perspective, we’ve done a tremendous job shifting our focus and growing in to our potential here in the Permian.

And I think all of that work really sets us up for this big inflection point which is our corporate transition. So if you turn to slide 8 with me, this is the corporate transition that we announced two weeks ago today. It’s a, we have signed a definitive documents to move from an upstream MLP to a C-Corp by a reverse triangular merger. The three key bullet points of the transaction are we are exchanging our units for shares in New Legacy; New Legacy is then buying, or simultaneously buying the LLC interest of our GP; and then we are exchanging 9.5 million of our preferreds, our Series A and Series B preferreds, into 16.9 million shares of New Legacy. So if I advance the slide here, you’ll see kind of a pre- and post- org structure. Importantly, our debt is going to stay in place, so this is a merger, this is a change of control, but we’ve gotten the requisite consents and amendments to our debt documents that our debt will stay with us from this side to the other side of the transaction. Now, you can’t mention this without talking about timing. So, we’re not done. We’ve signed the documents. On Friday, if you guys are interested, we filed about 1000 pages of documents on Friday on the SEC website, I’ll encourage you, it’s under Legacy Reserves Inc., not under Legacy Reserves LP, but it’s our S-4 giving the entirety of the merger process and the background and all those important aspects. That document, like every other merger, you know, of its kind will be subject to SEC review. We’ll go through that process. When we’re through with that process and the SEC declares that effective, we will then launch a proxy, a vote, and the vote will be subject to, the hurdle there is majority of votes cast. So we’ll be launching that. Importantly, the preferred unit holders are not entitled to vote in that transaction. We hope we can get all that done, our expectation is mid-year.

So, why the transaction? We’ve identified four clear benefits of the transaction. Number one, it allows the entrance into a much more supportive C-Corp space. That upper arrow on slide 5, you know, wasn’t pretty, and we are anxiously looking forward to getting into a more supportive sector. Number two, it simplifies our governance and it really amplifies the fiduciary duties for shareholders. We think that’s an important aspect. Thirdly, it aligns our corporate structure with our business model. For the past few years we have talked operationally and at an asset level we’ve been focused on reinvesting our cash flow on building out organic development and that’s really not consistent with a yield-based model that we are currently a part of and have been a part of for a number of years. The other part of that third component is it aligns us with our C-Corp peers. If you look at what we’re doing, at what we’re spending money on, and where our asset value lays, those companies are C-Corps. And we think this transaction will better align us with those folks.    And then fourthly, we believe this transaction is going to improve our access to a lower cost of capital. So we want to be able to access that capital, which we really haven’t been able do over the last few years. And that’s focused on two things, right. That’s focused on improving our leverage statistics and accelerating our growth. Importantly, we view those as hand and hand. We talked earlier; we have 23 years of inventory. We really don’t have the capacity to increase right now because quite frankly, the rest of the management team is looking at me saying where do we—we need the money. When we have access to that longer term capital, I know we can accelerate our growth and improve our value.

As I mentioned earlier that our balance sheet – that our debt instruments stay in place. If you look here on slide 10 in your upper left – you’ll see in D, look at that adjustment column, so the third column of numbers, our debt instruments do in fact stay in place. We’ve got an increase on the revolver associated with transaction costs. And then you’ll see that the preferred numbers – the preferred there are being exchanged for the common—so those values go away and then our unit count increases. That dramatically simplifies our capital structure and really boosts our ability to raise equity capital.

The bottom line there of the table is our total debt to EBITDA and I can’t help but take the opportunity to focus you guys on the over two turns improvement in our total debt to EBITDA last year. Tremendous win for the company, great value creation in those results. This year as you look at our previous guidance and look at our organic cash flow and our growth in EBITDA, we project another year of very meaningful improvement.

At the top right of this chart you’ll see our debt maturities. So, we are keenly aware of those. We think our announced transition is going to assist us in tackling these maturities. You may have seen—I know I went a little quickly through it—but if you looked at page 5, the bottom of page 5, you look at the bottom of that arrow, our two main focus points right now are leverage reduction and growth accelerations. Again we see those as hand in hand.

So slide 11 is a really interesting slide. If you were to calculate our enterprise value on page 10, that’s a pre-announcement enterprise value, so our unit price at the time was $4.47, you multiply that times our units outstanding, add in our debt, add in our preferreds, you come up with $1.96 billion for our enterprise value. If you take that value and then look at it on a pro forma basis, so instead back out our pro forma debt, and divide by our pro forma shares outstanding, pro forma for this transition transaction, instead of getting that $4.47 you get $6.19. That’s a 39% increase in unit value – that’s a big number. Similarly, if you were to look at the Series A and B preferred, and look at their pre-transaction preferred price, and then look at them on an as converted basis pro forma for the transaction, you’ll see that they are up 46% and 31% increases. We think that’s really, really compelling math. And then if you relate that same enterprise value to our guided EBITDA, right, our previous guidance was $330 million of EBITDA, that’s a 5.9X multiple. And then if you take this further, so look at the right hand side of the page, we’ve kind of spread this out, these are simply enterprise values using different EBITDA multiples assumptions. And I would encourage you guys if you looked at appropriately levered capital efficient Permian operators I think you’d see much higher TEV/EBITDA multiples. And if you applied those to our guided EBITDA, you’re seeing meaningfully higher share prices.

So let me conclude today with our four key takeaways. If you’ve known us for a long time you know we have a large stable PDP. We still have that large stable PDP – it generates very meaningful cash flow and it’s going to fund our second point here, our significant horizontal potential that’s both in the Permian and in East Texas. Thirdly, we have an experienced team with capacity to accelerate growth. We are waiting on capital. And that brings us to the fourth point. The fourth point is that, I hope you can hear it and I encourage you to talk to the team, but we are very excited about this corporate transition. We think this is going to dramatically improve our access to and cost of capital. And we think it’s going to establish, again, we think it’s going to establish a platform for significant growth.

I thank you for your time. Appreciate your interest in Legacy. I look forward to speaking with you all in the breakout.

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